Exhibit 16.1

October 3, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 28, 2005, of the Kohl’s Department Stores, Inc. Savings Plan and are in agreement with the statements contained in the first through fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the Kohl’s Department Stores, Inc. Savings Plan contained therein.

/s/ Ernst & Young LLP